September 13, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Windsor and Madeleine Joy Mateo

Re:	Chain Bridge Bancorp, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 19, 2024
CIK No. 0001392272

Dear Mr. Windsor and Ms. Mateo:

On behalf of Chain Bridge Bancorp, Inc. (the “Company”), we are writing to submit the Company’s responses to the comment letter, dated September 4, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, which was originally submitted to the Commission on August 19, 2024.

We are concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in italics and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement. All references to page numbers in the responses are to the pages of the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed August 19, 2024

Prospectus Summary, page 2

1.

We note your response to prior comment 4. We also note your growth presentation calculates CAGR for six-year increments for all but the most recent period. We note that your assets appear to have continued to nearly match their historical growth trend through the end of the six-year period ending with fiscal year 2023, before dramatically increasing in the first six months of 2024, resulting in the presented 10.8% rate. Revise your disclosure to clarify the impact of your growth in the first six months of 2024 on the amounts presented.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 83 and 112 of the Registration Statement to describe the drivers of the increase in the Company’s book value per share in the first six months of 2024. The Company has supplementally revised the graph on pages 2 and 112 the Registration Statement to clarify the growth presentation.

2.

We note your response to prior comment 6. In order for investors to fully appreciate your business model, please revise your disclosure to address the service level your relationship officers can provide to clients without the need for those clients to visit your branch, limiting your need for a more extensive investment in a branch network.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 119 of the Registration Statement to disclose the reasons why the Company believes it is able to maintain a high level of customer service despite the lack of a significant physical footprint.

Risk Factors, page 27

3.

We note your response to prior comment 29, your disclosure that a significant portion of your commercial borrowers are required to maintain deposit accounts with you as part of their loan agreements, and that the degree to which this overlap contributes to the stability and profitability of these relationships may vary depending on several factors. If material, please include a risk factor discussing the risks to your business and results of operations associated with the overlap between your loan clients and your transactional depositors.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the overlap between the Company’s loan clients and transactional depositors and the risks associated with such overlap are not currently material to the Company’s business. The Company has supplementally revised its disclosure on pages 127 and 128 of the Registration Statement to disclose that the Company does not believe there to be a significant overlap between its loan clients and its largest transactional deposit accounts.

Liquidity risks could adversely affect our business, financial condition and results of operations, page 29

4.

We note your response to prior comment 15. Please revise your risk factor to disclose that the Federal Home Loan Bank Advance had no collateral pledged and, consequently, you would have to identify and pledge collateral before you could utilize the FHLB as a source of additional liquidity, which might slow your access to additional funding.

Response:

In response to the Staff’s comment, the Company has revised its risk factor on page 29 of the Registration Statement to add the requested disclosure.

We may need to raise additional capital, page 34

5.

We note your discussion of the $10 million borrowed on a line of credit in order to contribute capital to your banking subsidiary. To the extent that the capital infusion was created by the rapid increase in deposits and other assets in 2023 and 2024, consider adding a specific risk factor to discuss the potential need to raise capital to support the growth of the bank, particularly in the run-up to election cycles when your short-term deposits and assets grow dramatically.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 31 and 34 of the Registration Statement to discuss the potential need for the Company to obtain additional capital to maintain a satisfactory Tier 1 leverage ratio, particularly during times of seasonal growth in deposits.

Capitalization, page 70

6.

The amounts presented in the “Actual” column do not appear to represent amounts as of June 30, 2024. Please revise your filing to include the appropriate balances as of the most recent interim period presented in your financial statements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 71 of the Registration Statement to correct the amounts presented in the “Actual” column.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 74

7.

We note that you discuss your results of operations for the six months ended June 30, 2024 compared to the same period in 2023. Please revise your filing to also include a discussion of your results of operations for the three months ended June 30, 2024 compared to the same period in 2023 or to the most recent quarter. See Item 303(c)(2)(ii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-1, F-3, F-4, F-6, F-7, F-10 and F-12 through F-15 of the Registration Statement to remove information regarding the Company’s results of operations for the three months ended June 30, 2024 from its unaudited consolidated financial statements. Rules 3-02(b) and 10-01 of Regulation S-X do not require the Company to present statements of comprehensive income and cash flows for the most recent quarter. Accordingly, the Company respectfully advises the Staff that because the Company’s filing no longer contains a statement of comprehensive income for the three months ended June 30, 2024, it does not believe that it is required to include a discussion of its results of operations for the three months ended June 30, 2024 pursuant to Item 303(c)(2)(ii) of Regulation S-K.

Trust and wealth management income, page 87

8.

Refer to prior comment 23. We note your disclosure on page 86 which states that you “employ distinct fee structures” for assets under management (“AUM”) and assets under custody (“AUC”). Please revise your filing, here or elsewhere, to clarify what is meant by the term “distinct fee structures” (e.g., management versus performance-based fees, whether fees differ based on product type, security type, or other factors, etc.) and to disclose weighted average fee rates for AUM each period. In addition, disclose the extent to which fee rates for AUM or AUC have changed period-over-period, and, if material, discuss the drivers of those changes.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Registration Statement to clarify the fee structures the Company utilizes for its trust and wealth management services and to provide the requested disclosure regarding the Company’s fee rates for its AUM and AUC.

Deposits, page 102

9.

We note your disclosure on page 102 that you estimate your total uninsured deposits increased from $648.0 million as of December 31, 2023, or 58.3% of your deposit portfolio, to $1.0 billion as of June 30, 2024, or 78.3% of your deposit portfolio. In addition, we note your disclosure on page 76 that in order to manage the risks associated with uninsured deposits, you aim to maintain high levels of liquidity, asset quality and financial strength. Understanding the seasonality associated with your deposits in general, to the extent applicable, please revise your filing to disclose whether you have policies or internal limits regarding concentrations in uninsured deposits, in total or by type of depositor, and whether you have complied with any such internal requirements for the periods presented.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not maintain policies or internal limits regarding concentrations in uninsured deposits, whether in total or by type of depositors. The Company has supplementally revised its risk factor on page 33 of the Registration Statement to disclose that the Company does not maintain policies or internal limits regarding its concentration of uninsured deposits.

Short-Term Borrowings, page 104

10.

Refer to prior comment 31. We note your updated disclosure on page 102 that provides details surrounding your federal funds line of credit agreements with certain correspondent banks. Please revise your filing to also include this and any other material information related to your borrowings in a footnote to your unaudited consolidated financial statements as of and for the three and six months ended June 30, 2024. Refer to Regulation S-X 9-03.13.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of the Registration Statement to include information related to the Company’s borrowings in a footnote to unaudited consolidated financial statements as of and for the six months ended June 30, 2024.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Reclassification, page F-31

11.

In your response to our prior comment 38, you state that you reclassified certain expense items between various components of noninterest expense and that “none of those reclassifications were material to stockholders’ equity or net income.” If true, please revise your disclosures to state definitively that there was no impact to stockholders’ equity or net income as a result of this reclassification. To the extent there were other reclassifications that had non-material impacts on these line items, please disclose the nature and magnitude of the additional change(s).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-31 of the Registration Statement to state that there was no impact to stockholders’ equity or net income as a result of the reclassification of certain expense items between various components of noninterest expense.

Please contact me at (212) 558-4175 if you have any questions or require any additional information in connection with this letter or the Registration Statement.

Sincerely,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

cc:	Rachel G. Miller
(Chain Bridge Bancorp, Inc.)

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